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                                                                  EXHIBIT (a)(1)

September 19, 1995

Board of Directors
The C.R. Gibson Company
32 Knight Street
Norwalk, CT 06856

Gentlemen and Mesdames:

     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of The C.R. Gibson Company (the "Company") of the $9.00 per Share in cash to be received by such holders pursuant to the Tender Offer and Merger Agreement dated as of September 13, 1995 among Thomas Nelson, Inc. ("Thomas Nelson"), Nelson Acquisition Corp., a wholly-owned subsidiary of Thomas Nelson, and the Company (the "Agreement").

     The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Nelson Acquisition Corp. will pay $9.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Nelson Acquisition Corp. will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Thomas Nelson or Nelson Acquisition Corp.) will be converted into the right to receive $9.00 in cash.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Offer to Purchase; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the printed paper products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

     Based upon the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the $9.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders.

Very truly yours,

GOLDMAN, SACHS & CO.